■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

JANUARY 13, 2010

EXECUTIVE SUMMARY

In a mirror image of 2008, U.S. and global equity benchmarks were up strongly in 2009, as monetary easing by the world's central banks and massive stimulus packages by the world's governments propelled their economies out of the global recession. U.S. markets recorded their best performances since 2003. The aggressive domestic stimulus also gave the U.S. credit markets a huge boost in 2009, as many asset classes rebounded from sharp declines in 2008. The final estimate of third quarter 2009 real GDP was revised down to +2.2 percent from an initial +3.5 percent estimate, but this still marked the first positive quarter since second quarter 2008. The latest data indicates some economic acceleration in the fourth quarter, and we expect further recovery during 2010, but at a decelerating rate as the impact of monetary and fiscal stimulus diminishes. Following its December 15th-16th FOMC meeting, despite the improvement in the economy and continued subdued inflation, the Federal Reserve reaffirmed its pledge to keep interest rates "exceptionally low" for "an extended period." Congress returns to work on January 19th and, after passing a debt ceiling increase to tide the government through the 2010 midterm elections, will turn its attention to health care and jobs, two legislative priorities. Despite a dramatically improved investment environment than a year ago, we are forecasting modest stock returns for 2010. We are maintaining a diversified and high quality portfolio, with a focus on companies with unit growth, operating margin leverage, strong balance sheets and proactive management. We continue to emphasize the traditional growth sectors of technology and health care, along with the secular growth themes of energy, agricultural commodities and infrastructure. Regarding taxable fixed income securities, we expect U.S. Treasury bonds to continue to perform poorly as the flight-to-quality premium abates, while most other sectors do well.

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2009 REVIEW: GLOBAL STOCK MARKETS SURGE

In a mirror image of 2008, U.S. and global equity benchmarks were up strongly in 2009, as monetary easing by the world's central banks and massive stimulus packages by the world's governments propelled their economies out of the global recession. The U.S. markets posted their best performances since 2003, with the Dow Jones Industrial Average, on a price basis, up +18.8 percent for the year and up +59.3 percent from its March 9 trough (see Exhibit A). The Standard & Poor's 500 Index rose +23.5 percent in 2009, and the technology stock-heavy NASDAQ Composite surged +43.9 percent, driven by strong performances from Apple, Microsoft, Google, Cisco Systems, Intel and Oracle.

The U.S. stock rally started after Federal Reserve Chairman Ben Bernanke held interest rates near zero and launched the biggest expansion of the central bank's power in its 96-year history. Throughout 2008 and into 2009, the Fed pumped money into the economy through the purchase of mortgage-backed debt and U.S. Treasuries, and the government pledged more than $200 billion to bail out Bear Stearns Cos. and AIG. In addition, Congress authorized the $700 billion Troubled Asset Relief Program (TARP) to buy toxic assets from lenders, including Citigroup, Goldman Sachs Group and JPMorgan Chase & Co., as the crisis escalated. The Treasury invested more than $200 billion of the TARP money in financial institutions.

However, the 2009 rally failed to rescue investors from the worst return for any decade, as the 2000s contained two bear markets: after the Internet bubble popped in 2000 and after more than $1.7 trillion in global bank losses beginning in late-2007. Despite a +26.5 percent total return in 2009, the S&P 500 Index posted an average decrease of -1.0 percent a year since 1999, including dividends, the first negative return for a decade since data for the index began in 1927.

U.S. stocks have remained robust in early 2010, as, seemingly, all economic news is being interpreted positively. In the first week of January, the S&P 500 posted its largest gain to start a year since 2006 and rose to a 15-month high, as two manufacturing reports (i.e., December ISM manufacturing index and November factory orders) were stronger than forecast and metal and oil prices surged. Retailers also rallied last week, as companies beat holiday sales estimates and some raised fourth quarter earnings expectations. Conversely, stocks shook off a disappointing December employment report by focusing instead on the idea that a weak labor market means there is no rush for the Fed to raise interest rates. There is optimism about the new year and the global economic recovery. This is benefiting not only industrial stocks, but also financials, which have lagged in the earnings recovery.

The aforementioned moves by the Federal Reserve and U.S. government gave credit markets a huge boost in 2009, as many asset classes rebounded from sharp declines in 2008. As in 2008, there was a huge dichotomy between the performance of U.S. Treasury securities and non-Treasury securities last year. However, in 2009, Treasuries dramatically underperformed. While Treasuries generated a -3.6 percent total return, with the 30-year Treasury down -25.9 percent, corporates returned +18.7 percent, commercial mortgage-backed securities surged +28.5

percent, credit card asset-backed securities gained +29.9 percent, home equity asset-backed securities rose +27.2 percent, and municipals were up +12.9 percent. A summary of securities market returns and interest rate levels for various time horizons in 2009 is provided in Exhibit B.

TOTAL RETURNS TO 12/31/09

	1 Mo.	3 Mos.	12 Mos.
LARGE CAP			
S&P 500 Index	1.9%	6.0%	26.5%
Dow Jones Ind'l Avg.	1.0	8.1	22.7
Russell 1000 Index	2.4	6.1	28.4
SMALL/MEDIUM CAP			
NASDAQ OTC Comp.*	5.8	6.9	43.9
S&P MidCap Index	6.3	5.6	37.4
Russell 2000 Index	8.0	3.9	27.2
FIXED INCOME			
Barclays Capital Agg. Index	-1.6	0.2	5.9
Barclays Cap. Muni Bond Index	0.3	-1.0	12.9

* price only

Most broad domestic equity indices rose between +26 percent and +40 percent in 2009, with medium capitalization (mid cap) stocks outperforming larger and smaller issues. Across all market capitalizations, growth issues substantially outperformed their value counterparts during the year. Relatedly, stocks with traditional growth characteristics performed relatively better in 2009. These traits included high earnings growth, high beta, and low or no dividend yields (see Exhibit C). In addition, with better economic growth prospects overseas and a weaker dollar, stocks with high foreign sales outperformed last year.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 12/31/09

	1 Mo.	3 Mos.	12 Mos.
LARGE CAP			
Russell 1000 Growth	3.1%	7.9%	37.2%
Russell 1000 Value	1.8	4.2	19.7
MID CAP			
Russell Midcap Growth	6.2	6.7	46.3
Russell Midcap Value	5.2	5.2	34.2
SMALL CAP			
Russell 2000 Growth	8.6	4.1	34.5
Russell 2000 Value	7.6	3.6	20.6

Regarding Russell 3000 Index economic sector performance in 2009 (see Exhibit D), the number of sectors that outperformed expanded to ten out of eighteen, although their collective weight remained the same (42.0 percent) as in 2008. The only sector that outperformed in both periods was retail trade. Three groups with large weights (energy minerals (8.6 percent), health technology (10.1 percent) and consumer non-durables (8.1 percent)) were eliminated from the outperforming groups in 2009, while two (electronic technology (11.2 percent) and technology services (7.0 percent)) were added. In general, growth-related and economy-cyclical sectors outperformed. Conversely, the utilities, communications and finance sectors lagged last year, with finance underperforming for the third consecutive year.

Despite a strong total return in 2009, the U.S. stock market did not keep pace with most other global equity markets. As shown in Exhibit E, the United States placed 27th out of 33 countries on a U.S. dollar return basis, a dramatic worsening from its 3rd ranking

in 2008. The United States' poor relative performance resulted from renewed confidence among investors, as the world emerged from recession. The world's stock markets came roaring back to life in 2009, as investors scoured the globe in search of higher returns. They took advantage of ultra-low interest rates and snapped up beaten-down shares throughout the world. Shares of stocks in emerging markets did particularly well, as investors flocked to countries that were either less hobbled by the financial crisis or showing rapid recoveries from any ill effects. A weakening U.S. dollar also pumped up international markets' returns relative to that of the U.S. The Dow Jones World Index, excluding the U.S., soared nearly +40 percent in U.S. dollar terms, compared with a +19 percent return for the Dow Jones Industrial Average. The top-performing region in 2009, by far, was Latin America, and the leading world equity markets were commodity-rich countries Indonesia, Brazil, Norway and Chile.

The U.S. dollar had an interesting year in 2009. The annual average for the Federal Reserve's U.S. trade-weighted major currencies dollar index was up +4.6 percent in 2009 versus 2008 (see Exhibit F). But, the dollar actually peaked on March 9th, when the Fed decided to pursue aggressive quantitative easing, and weakened throughout the year before rallying in December. The dollar index began the year at 79.41 and closed 2009 at 74.75, a -5.9 percent decline. For much of 2009, the greenback assumed its traditional role of safe haven and traded as a proxy for how much risk investors were willing to take. Consequently, the dollar rallied early in the year amidst a shaky global financial system, endless bad economic news and weak equity markets. However, as the massive global stimulus did its job of bringing the world out of the recession, investors began to put their cash to work again and eschewed dollars. The dollar's slide accelerated in the fall, when the U.S. recovery lagged that of other economies. For much of the fall, the dollar traded in an inverse relationship to stocks and commodities, with the latter two soaring while the former weakened. Then, in December, there was an abrupt change. The dollar strengthened, as U.S. economic data beat expectations, while euro countries Greece and Spain suddenly looked less creditworthy. In addition, signs of a faster recovery in U.S. labor markets fueled expectations that the Federal Reserve will raise interest rates sooner than previously thought, lifting the dollar. So, it appears that the dollar has now gone from being a safe haven to being a proxy for relative economic performance. That could be good news for the dollar, if the U.S. economy continues to exceed expectations. However, if the recovery falters or if efforts to fight the financial crisis lead to unhealthy inflation, the dollar could weaken again.

CURRENT CONDITIONS: RECESSION OVER, BUT HOW STRONG THE RECOVERY?

Turning to the U.S. economy, the final estimate of third quarter 2009 real GDP growth was revised down to +2.2 percent from the second estimate of +2.8 percent. There were significant downward revisions to several GDP components, and these adjustments netted out to a total of -\$17.3 billion. The lower level of 3Q09 growth was largely due to somewhat slower consumer spending (-\$3.4 billion), weaker business spending (-\$5.9 billion), a faster pace of inventory liquidation (-\$5.8 billion) and a lower estimate of government spending (-\$2.7 billion). These were partially offset by a slightly lower estimate of the net export deficit (+\$0.6 billion).

Nevertheless, the lowered +2.2 percent third quarter expansion ended a string of four negative growth quarters. Looking ahead,

the latest economic data indicates that the economy grew at a greater pace during the fourth quarter. We expect further recovery during 2010, but at a decelerating rate as the impact of monetary and fiscal stimulus diminishes.

DOLLARS (BIL) OF REAL GDP CHANGE

	4Q08 Revised	1Q09 Revised	2Q09 Final	3Q09 Final
Personal Con. Expenditures	-$72.4	$13.9	-$20.2	$63.6
Nonresid. Fixed Invs.	-83.1	-174.9	-32.8	-19.4
Residential Invs.	-28.3	-47.1	-23.5	15.2
Inventory Change	-7.7	-76.5	-46.3	21.0
Net Exports	8.3	84.4	56.1	-27.0
Government	7.4	-16.8	41.4	16.9
Residual	-6.9	0.5	1.4	1.2
Total	-$182.7	-$216.5	-$23.9	$71.5
% Change in Real GDP (ann.)	-5.4%	-6.4%	-0.7%	2.2%
% Change in Real Final Sales (ann.)	-4.7%	-4.1%	0.7%	1.5%
% Change in GDP Deflator (ann.)	0.0%	1.9%	0.0%	0.4%

The preceding table displays dollar changes in real GDP components over the past four quarters, and the following table shows the contributions to GDP growth for the same periods. In the third quarter, improvements in consumer spending, residential investment and the volatile inventories component, along with deterioration in net exports and government spending, stand out. Within net exports, imports expanded more than exports last quarter. Year-over-year changes in the major components of real GDP are contained in Exhibit G.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	4Q08 Rev.	1Q09 Rev.	2Q09 Final	3Q09 Final
Personal Cons. Exps.	-2.15%	0.44%	-0.62%	1.96%
Nonresid. Fixed Invs.	-2.47	-5.29	-1.01	-0.59
Residential Invs.	-0.81	-1.33	-0.67	0.43
Inventory Change	-0.64	-2.36	-1.42	0.69
Net Exports	0.45	2.64	1.65	-0.81
Government	0.24	-0.52	1.33	0.55
Total GDP Growth	-5.4%	-6.4%	-0.7%	2.2%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

Personal income advanced for the fifth consecutive month in November, and consumer spending rose for a second straight month, following the expiration of the "Cash for Clunkers" auto incentive program in late August. Personal income increased +0.4 percent last month and October personal income was revised up to +0.3 percent from +0.2 percent. Wages and salaries rose +0.3 percent in November. The waning labor market weakness is boosting income, which should be positive for future spending.

Real consumer spending increased +0.2 percent last month, on top of +0.4 percent spending growth in October, driven by strong durable goods and nondurable goods purchases. Outlays for durable goods rose +1.2 percent, due to a pickup in motor vehicle sales, and spending on nondurable goods grew +0.6 percent, while purchases of services were down -0.1 percent. The personal saving rate held steady at a solid 4.7 percent in November, the

same as the revised 4.7 percent rate in October. Updated data for consumer income and spending are shown in the following table:

CONSUMER INCOME AND SPENDING
YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2007	Mar.	6.3	5.7	5.7	3.0
	June	5.3	4.6	5.2	2.7
	Sept.	5.5	4.8	5.3	2.6
	Dec.	4.8	4.3	5.3	1.6
2008	Mar.	3.1	3.0	4.3	0.8
	June	4.2	6.3	4.7	0.5
	Sept.	2.5	3.2	2.9	-1.2
	Dec.	0.4	1.6	-1.6	-2.2
2009	Jan.	-0.8	2.0	-1.1	-1.6
	Feb.	-1.6	1.4	-0.7	-1.3
	Mar.	-2.2	1.0	-1.5	-1.7
	Apr.	-1.6	2.2	-1.9	-1.9
	May	-1.7	-1.5	-2.0	-1.8
	June	-2.6	-0.5	-1.9	-1.5
	July	-1.7	0.5	-1.6	-0.7
	Aug.	-1.7	1.7	-0.3	0.2
	Sept.	-1.5	1.8	-0.6	0.0
	Oct.	-1.0	2.5	0.8	0.7
	Nov.	-0.3	3.1	2.3	0.8

Our economic sensitivity analysis leads us to conclude that real consumer spending for the fourth quarter of 2009 rose at around a +1.5 percent rate, compared with +2.8 percent in 3Q09. Specifically, as shown in the following table, if real PCE was unchanged in December, the result would be a +1.4 percent quarterly annualized increase for the fourth quarter. If December real PCE grew +0.2 percent, the quarterly result would be +1.7 percent. As a result, in so far as consumer spending accounts for roughly 70 percent of real GDP, this component likely contributed at least 1.0 percentage point of growth to the fourth quarter.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Mar. 2010 Proj.	9291.40	0.3%	9365.95	2.5%
Feb. 2010 Proj.	9291.40		9347.26	
Jan. 2010 Proj.	9291.40		9328.60	
Dec. 2009 Proj.	9291.40	1.4%	9309.98	1.7%
Nov. 2009 Act.	9291.40		9291.40	
Oct. 2009 Act.	9271.00		9271.00	
Sept. 2009 Act.	9236.50	2.8%	9236.50	2.8%
Aug. 2009 Act.	9304.40		9304.40	
July 2009 Act.	9216.80		9216.80	
June 2009 Act.	9201.30	-0.9%	9201.30	-0.9%
May 2009 Act.	9185.10		9185.10	
Apr. 2009 Act.	9180.80		9180.80	
Mar. 2009 Act.	9198.10	0.6%	9198.10	0.6%
Feb. 2009 Act.	9218.90		9218.90	
Jan. 2009 Act.	9210.60		9210.60	
Dec. 2008 Act.	9157.10	-3.1%	9157.10	-3.1%
Nov. 2008 Act.	9218.40		9218.40	
Oct. 2008 Act.	9210.30		9210.30	

A key driver of consumer spending is employment. Nonfarm payrolls fell -85,000 in December, which was worse than expectations that they would be flat. This compared with a revised +4,000 gain in payrolls in November, the first increase since December 2007, which, in turn, was negated by a

downward revision to October. The unemployment rate held steady at 10.0 percent, as 661,000 people left the work force.

However, despite the December report, there are signs that the labor market is showing grudging improvement. Initial jobless applications have been trending down since reaching a 26-year high of 674,000 in the week ended March 27. The 4-week moving average of initial claims, a less volatile measure, fell to 450,250 in the week ended January 2nd, which is -32 percent below the peak of 658,750 in the week ended April 3rd. Continuing claims dropped by 179,000 to 4.8 million in the week ended Dec. 26, the fewest in almost a year. Improving sales and production gains are prompting companies to slow the pace of firings, as the economy recovers from the worst recession since the 1930s.

Also, within the December employment report, temporary help payrolls rose +46,500 (or +2.5 percent). Temp employment now has three straight months of strong job builds. The surge in the hiring of temporary workers suggests that the nation's employers might soon take the next step (i.e., bringing on permanent workers), which they will do as they gain confidence that the upturn in the economy will be sustained. Historically, as demand rose after the last two recessions in the early 1990s and in 2001, employers moved more quickly. They added temps for only two or three months before stepping up the hiring of permanent workers. Currently, the economy is growing and temp hiring has risen for four months, but still companies have been reluctant to shift to hiring permanent workers, relying instead on temps and other casual labor, who are easily shed if demand slows again.

<u>The "back end" of the economy (i.e., business spending on plant, equipment and inventories) is showing undeniable strength</u>. The Institute for Supply Management's (ISM) Manufacturing Index rose to 55.9 in December, the fifth consecutive month of an over-50 reading and the highest level since April 2006 (see Exhibit H). Readings greater than 50 signal expansion. Four of the five component indices increased in December, led by a more than five point jump in the new orders index to 65.5. The employment index rose to 52.0, which suggested that manufacturers are hiring back workers to keep up with rising demand. The production and inventories indices also increased.

November industrial production expanded a solid +0.8 percent, driven by a +1.1 percent increase in manufacturing output and a +2.1 percent gain in mining output. Capacity utilization rose to 71.3 in November from 70.6 in October.

The service sector continues to lag the recovery in manufacturing. The ISM's Non-Manufacturing Index rose to 50.1 in December from 48.7 in November, indicating only tepid growth. However, the index generally exaggerates weakness. It lagged the pickup in real GDP in third quarter 2009, when it averaged 48.6, and it lagged the upturn at the end of the last recession.

<u>The housing sector appears to have stabilized, and it actually contributed 43 basis points to third quarter 2009 GDP growth; however, the housing recovery is uneven</u>. Existing home sales, which historically comprise roughly 85 percent of housing turnover, jumped +7.4 percent in November to a 6.54 million annual rate, the third straight month of strong gains. Compared with a year ago, sales soared +44 percent, as buyers raced to complete sales contracts before the November 30 expiration of a tax credit for first-time homeowners. The tax break has since been extended (to April 30, 2010) and expanded to keep the housing recovery on track. The months' supply of existing homes

fell to 6.5 in November from 7.0 in October and 11.0 in November 2008. The median price for an existing home edged up +0.2 percent in November to $172,600.

The initial November 30 expiration of the first time home buyer tax credit probably pulled demand forward, helping the latest existing home sales figures, which are based on sales contract closings, while hurting other recent housing data, such as housing starts, new home sales and pending home sales, which reflect initial contract signings. These initial signings probably would not have closed in time to meet the initial deadline for the tax credit.

November housing starts were up +8.9 percent to 574,000 annual units, but starts remain near their lows. The National Association of Home Builders (NAHB) noted recently that builders are not seeing the full impact of the extension and expansion of the home buyer tax credit on buyer demand, partly because awareness of the latest incentives is still building and partly because of concerns about job security and other economic woes. November new home sales were down -11.3 percent to 355,000 units, which was the lowest reading since April's and a far cry from the 1.389 million rate in July 2005.

Home prices stabilized in October, but the latest reading on the S&P/Case-Shiller index of home prices did not ease fears that prices are heading for a second dip. On a seasonally adjusted basis, the Case-Shiller index rose +0.4 percent from September, and home prices increased in 11 of 20 cities in the index, including Detroit, Los Angeles, San Diego and San Francisco, the cities that were the hardest hit in the home price downturn. But the potential for another wave of foreclosures is clouding the housing outlook, as one in four mortgages is greater than the market value of the underlying house. A stream of foreclosures could flood the market and depress home prices.

General price inflation has ticked up in recent months, but remains largely subdued, as weakness in the U.S. economy is keeping inflationary pressures constrained (see Exhibit I). The headline Producer Price Index increased a greater-than-expected +1.8 percent in November, as gasoline (+14.2 percent), light motor truck (+4.2 percent) and tobacco (+2.2 percent) prices surged. Core PPI rebounded +0.5 percent, after falling -0.6 percent in October. The core reading would have been +0.2 percent excluding light trucks and tobacco. This translated to year-over-year increases of +2.4 percent and +1.2 percent in headline PPI and core PPI, respectively.

The November CPI rose +0.4 percent and core CPI was flat. Had it not been for a +4.1 percent jump in retail energy prices, particularly gasoline (+6.4 percent), the overall CPI would have been flat, as well. Core CPI was unchanged as shelter costs, the largest component of the CPI, were muted. Also, apparel prices fell -0.3 percent. The headline CPI is up +1.8 percent relative to November 2008, and core CPI is up +1.7 percent year-over-year. November's was the first year-over-year gain in the overall CPI since February 2009. Recent trends in the CPI, including core CPI, are shown in the table below:

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
September 2007	0.3%	3.1%	2.8%	2.1%
December 2007	3.0	1.6	4.1	2.4

March 2008	6.7	4.8	4.0	2.4
June 2008	9.9	8.4	5.0	2.4
July 2008	9.6	8.4	5.6	2.5
August 2008	4.5	7.0	5.4	2.5
September 2008	-0.1	4.9	4.9	2.5
October 2008	-6.2	1.6	3.7	2.2
November 2008	-12.2	-3.9	1.1	2.0
December 2008	-15.6	-7.8	0.1	1.8
January 2009	-10.0	-8.0	0.0	1.7
February 2009	-0.4	-6.3	0.2	1.8
March 2009	4.7	-5.6	-0.4	1.8
April 2009	4.0	-3.1	-0.7	1.9
May 2009	3.1	1.3	-1.3	1.8
June 2009	5.6	5.2	-1.4	1.7
July 2009	4.0	4.0	-2.1	1.5
August 2009	3.7	3.4	-1.5	1.4
September 2009	0.5	3.1	-1.3	1.5
October 2009	1.5	2.8	-0.2	1.7
November 2009	0.9	2.3	1.8	1.7

Even though wholesale prices moved much higher in November and despite the return to positive year-over-year increases in the CPI, we do not think that inflation will accelerate meaningfully in the next year or two. Rather, we expect general price inflation to stay contained at about a +2.5 percent year-over-year growth rate in 2010. We concur with the inflation outlook that Fed Chairman Bernanke enunciated last month: "I continue to expect slack resources, together with the stability of inflation expectations, to contribute to the maintenance of low inflation in the period ahead."

Based on economic momentum at year end, particularly in the manufacturing sector (with positive implications for business capital spending and inventories), extension and expansion of the first time home buyer tax credit, and the Federal Reserve's pledge to keep interest rates "exceptionally low" for "an extended period," we have raised our first half 2010 economic outlook. We now expect 1Q10 real GDP to grow +3.0 percent and 2Q10 real GDP to advance +2.5 percent (both previously projected at +1.0 percent). We continue to forecast +2.0 percent growth in second half 2010. In addition, we still expect the recovery to be slower than typical. Details of our economic and financial market assumptions, including our new quarterly real GDP projections, are shown in Exhibit J.

MONETARY POLICY AND FIXED INCOME STRATEGY: FED REMAINS ACCOMMODATIVE, BUT VIGILANT

On December 16th, the Federal Reserve said in its policy statement following the December 15th-16th Federal Open Market Committee (FOMC) meeting that the economy is strengthening and the labor market is stabilizing, but reaffirmed its pledge to keep interest rates "exceptionally low" for "an extended period" (see Exhibit K). The FOMC, in a unanimous decision, left its federal funds rate target unchanged in a range of zero to 0.25 percent.

However, the minutes of the meeting, released on January 6th, revealed that the committee members were not all in agreement on the economic outlook and monetary policy. They debated increasing and extending asset purchases should the economy weaken, with a few favoring the move and one seeking a reduction. The minutes also showed that policymakers differed over whether risks are greater that inflation will speed up or slow down too much. Some officials said "quite elevated" slack in the economy would damp prices, while others saw a risk of faster inflation from the Fed's "extraordinary" stimulus. But the minutes went on to say

that "To keep inflation expectations anchored, all participants agreed that monetary policy would need to be responsive to any significant improvement or worsening in the economic outlook and that the Federal Reserve would need to continue to clearly communicate its ability and intent to begin withdrawing monetary policy accommodation at the appropriate time and place."

Interest rates rose during the fourth quarter and the yield curve steepened. Investor concern over rising inflation grew during the quarter, and economic indicators suggested that economic improvement could happen sooner then previously expected. Specifically, the 2-year maturity U.S. Treasury note yield increased to 1.14 percent, approximately +19 basis points higher than where it started the quarter, while the 30-year U.S. Treasury bond yield ended the quarter at 4.64 percent, approximately +59 basis points higher than where it began. Interest rates rose considerably over the full year period, as well. Conversely, investor demand for U.S. Government bonds decreased, as investor concerns of a more severe recessionary environment diminished and liquidity in fixed income markets improved. The 10-year U.S. Treasury note yield increased +1.62 percentage points over the 12-month period, from a near-record low of 2.21 percent, to end the year at 3.84 percent.

The Barclays Aggregate Bond Index was essentially flat during the quarter. For full year 2009, the Barclays Aggregate produced a total return of just under 6 percent. Home equity loan-backed securities were one of the best performing sectors for the quarter and the full year period, as signs of potential improvement in the residential housing market emerged. Relative to last year end, investor recognition that "fire-sale" mark-to-market valuations were not reflective of true fundamental value produced double-digit returns in 2009. Corporate bonds were the next best-performing major sector. Spread narrowing from finance obligations again outpaced other corporate sectors. A number of large financial institutions were able to raise capital in private markets during the quarter, enabling them to return funds provided by the U.S. Government during the height of the liquidity crises of 2008. Corporate bonds produced double-digit returns for the full year, more then offsetting losses incurred during 2008. Agency mortgage-backed pass-through securities underperformed corporates during the quarter and the year due to their shorter duration. U.S. Treasury securities were the worst-performing sector, providing negative returns both for the quarter and full year. However, this weakness only partially offset the sector's positive double-digit return in 2008. On a two-year annualized basis, the U.S. Treasury sector posted a fairly average return of just under 5 percent, as shown in Exhibit L.

We are forecasting a return to normalcy within the financial markets by the end of 2010. Specifically, we expect the return of jumbo residential mortgage and commercial lending, along with more consistent and reasonable underwriting standards across all segments. We also expect job growth by the end of the second quarter of 2010, the first in more than two years, and believe that increasing inflation fears will cause interest rates to move higher. We expect U.S. Treasury bonds to continue to perform poorly as the flight-to-quality premium abates, while most other sectors do well. We recommend that investors avoid the new low-coupon agency mortgages being propped up by the Fed's trillion-plus dollar mortgage purchase program. Overall, we are greatly relieved to once again expect calm, and hopefully boring, taxable investment-grade bond returns of 3 percent to 5 percent in 2010. Exhibit M outlines our forecasts for U.S. Treasury interest rates, based on this outlook.

TOTAL RETURNS TO 12/31/09

BARCLAYS CAP INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
AGGREGATE	-1.6%	0.2%	4.0%	5.9%
Treasury	-2.6	-1.3	0.8	-3.6
Agency	-1.3	-0.0	2.0	2.0
Corporate	-0.8	1.4	9.6	18.7
CMBS	0.3	3.3	16.4	28.5
Asset-Backed	-0.1	1.3	7.7	24.7
Mortgage Pass-Through	-1.5	0.6	2.9	5.8
5-Year Treasury	-2.7	-0.6	1.4	-1.4

Slower funds flows and a heavy issuance calendar contributed to rising yields on tax-exempt municipal bonds during the quarter. Most of the rise in yields occurred in October, reversing much of the decline that occurred in September, and yields were relatively more stable in November and December. The Bond Buyer 40-Bond Index yield rose +43 basis points during the quarter to end the year at 5.40 percent. That level, which reflects yields on long-term, high-grade bonds, compared with a yield of 5.41 percent on June 30, a beginning-of-the-year yield of 5.89 percent, and an average of 5.44 percent during the year.

Despite showing some strength in December, longer-duration, lower-rated tax-exempt municipal bonds underperformed during the quarter, as their yields rose and prices declined. Shorter intermediate bonds were more stable and provided roughly coupon rates of return. Among industry sectors, the prerefunded sector performed best, due to its shorter duration. Within the longer-duration revenue bond sectors, the housing sector was the only one to post a positive quarterly return. The Treasury's announcement in mid-October that, through 2010, it would purchase up to $29 billion in mortgage bonds issued by state and local housing finance agencies contributed to price strength in this sector.

Market conditions in the year 2009 saw a reversal from 2008, as the liquidity crisis abated, municipal funds flows were strongly positive during most of the year, and the extreme volatility of the prior year dissipated. Despite some give-back in the fourth quarter, the +12.9 percent 2009 return for the Barclays Municipal Index was its highest annual performance since 1995 (which also followed a negative year). After having one of their worst relative performance years in 2008, tax-exempt municipals had their best year relative to Treasuries last year (see Exhibit L). Relative yield valuations of high-grade tax-exempt bonds to Treasuries returned to their normal historical ranges during the year, with shorter maturity bonds appearing richly-valued at year end (see Exhibit N).

Longer-duration tax-exempt municipals performed best in 2009, as yields fell across the yield curve and as their prices rebounded considerably from the deep discounts reached in the prior year. In addition, credit spreads on lower-rated bonds narrowed considerably from the unprecedented wide levels reached in 2008, as shown in Exhibit O, contributing to significant outperformance over higher-rated bonds during the year. The lower-rated industrial revenue sector provided the strongest sector returns for the year.

TOTAL RETURNS TO 12/31/09

BARCLAYS CAP. INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
MUNICIPAL	0.3%	-1.0%	6.1%	12.9%
5-Year Municipal	-0.0	0.6	4.3	7.4
Long (22+ years)	1.3	-2.4	10.1	23.4

Revenue	0.5	-1.1	7.3	16.6
Electric	0.5	-0.8	6.2	13.3
Hospital	0.9	-1.2	8.5	23.1
Housing	0.4	0.1	6.5	23.3
IDR/PCR	1.9	-1.5	16.5	37.0
Transportation	0.4	-1.1	6.9	15.7
Education	0.4	-0.9	6.1	12.8
Water/Sewer	0.5	-1.0	5.7	12.5
Resource Recovery	0.4	-0.2	6.0	11.4
Leasing	0.2	-1.0	6.0	11.6
Special Tax	0.3	-1.6	6.6	13.5
General Obligation	0.1	-1.2	5.3	9.8
Prerefunded	-0.1	0.4	2.4	4.7
Insured	0.3	-1.1	5.8	12.9
Muni Aaa	0.9	-0.3	4.2	9.1
Muni Aa	0.2	-1.0	5.3	11.7
Muni A	0.6	-1.0	8.3	15.9
Muni Baa	0.8	-2.5	9.6	26.1

Furthermore, sectors that experienced weakness in 2008 due to high issuance volume (i.e., housing and hospitals) outperformed other revenue bond sectors in 2009. Shorter duration bonds, including prerefunded bonds, which performed well during the flight-to-quality in 2008, underperformed in 2009, providing only slightly better-than-coupon rates of return.

The continued shift of municipal issuance toward taxable Build America Bonds (BABs), which were authorized under the American Recovery and Reinvestment Act of 2009, reduced the net supply of tax-exempt supply in calendar 2009 and is expected to do so again in 2010. We believe this reduction in supply will insulate tax-exempt bond yields from trending upward as the economic recovery gets underway. In addition, as municipal bond insurers continued to experience ratings downgrades throughout the year, several, including Ambac, are no longer investment-grade rated. AAA-rated insured bonds now represent approximately just 12 percent of the Barclays Municipal Index compared with 45 percent of the Index two years ago. With yields on high grade tax-exempt bonds near historic minimums, particularly as the effective supply has been reduced, we believe that yield spreads on lower rated bonds will continue to narrow as investors seek out higher yields.

While fiscal stresses continue to make headlines in 2009, ratings agencies have slowly begun to recalibrate (upward) municipal ratings in selected sectors to be more in-line with corporate ratings with respect to expected default risk and recovery rates. Going forward, we expect tax-exempt municipal bonds to continue to provide better than coupon rates of return as credit spreads narrow further. Longer maturity and lower rated bonds with stable credit outlooks continue to offer attractive yields. We look to demand and supply imbalances to provide opportunities to upgrade credit quality in portfolios. Diversification remains a key factor in managing risk.

FISCAL POLICY: HEALTH CARE AND JOBS TO BE 2010 LEGISLATIVE PRIORITIES

The House and Senate return to work, in earnest, on Tuesday, January 19th. At that time, Congress is expected to vote quickly on raising the federal debt ceiling before turning to health care and then the jobs bill, two of its legislative priorities for the year.

On December 28th, President Barack Obama signed into law new legislation raising the nation's debt ceiling. The legislation, which was approved by the House and the Senate in the waning days of their December sessions, increased the ceiling by $290 billion to a total legal limit of $12.394 trillion. The measure was the fourth debt limit increase in 18 months and was expected to tide the federal government over for about two months. As of December 17th, the government was within $62 billion of the $12.1 trillion limit. Without an increase, lawmakers said the government would hit the current limit by December 31st. The latest short-term measure meant that Congress would be forced to debate a longer-term increase when lawmakers returned in January.

Congress is expected to pass a large increase in the debt ceiling that will carry the government through the 2010 midterm elections. However, before the bill is passed, there will be lengthy debate to resolve some conflicts. About a dozen Senate Democrat moderates refuse to support a major debt limit increase unless it is accompanied by legislation to establish a new bipartisan task force to come up with a plan to curb the deficit. That idea is opposed by House Speaker Nancy Pelosi (D-CA) and other Democrat leaders. Senator Judd Gregg (R-NH), the top Republican on the Senate Budget Committee, said that "Congress should not consider passing a long-term debt limit increase unless the legislation also includes enforceable and meaningful measures to curb out-of-control government borrowing and spending." Some House Democrats said they want instead to carve into law the rules now requiring that new spending or tax cuts be offset by some other spending reductions or tax increases ("PAYGO").

<u>On January 5th, House staff released a summary of "topline differences" between the House and Senate health reform bills.</u> This summary will be used as a guide for congressional members and staff during the ongoing negotiations on a final piece of legislation. They will do their work of hammering out a compromise bill off the congressional floor. The plan is for Democrats to avoid a formal conference and reconcile the differences between the House and Senate bills. The House would then call up the Senate-passed bill, amend it with the new compromise language and send the measure to the Senate. This process would eliminate the opportunity for three Senate filibusters, which could delay the goal of completing the bill by late January or early February. Another advantage is that it would enable lawmakers to add provisions that had not been in either the House or Senate bills without being subject to a point of order.

One such measure being discussed would subject investment income earned by wealthy taxpayers to the Medicare payroll tax in order to allow lawmakers to ease the excise tax on high-cost insurance plans ("Cadillac plans") in the Senate version of the bill. The Joint Committee on Taxation estimates that applying the existing 1.45 percent payroll tax to investment income to those earning above $200,000 (single) and $250,000 (joint) would raise $111 billion over ten years.

Democrats in both chambers are under pressure to craft compromise legislation, with the biggest areas of contention being the different taxes the House and Senate chose to fund their bills, how strictly to bar federal money for abortion, and whether to create a government-run program to compete with private insurers ("public option"). Due to a narrower vote differential and the fragile arrangements that enabled the Senate to pass its bill, the Senate is likely to have the upper hand over the House. Therefore, the Senate is likely to win on big headline items, such as no true public option plan and a less-stringent abortion compromise. In exchange, the House leadership will probably push for other

priorities on behalf of its members. Affordability is expected to be one of the top issues for the House, so larger subsidies for lower income individuals to buy insurance will likely be included in the final package. These additions would probably be paid for with a combination of the excise tax on high-cost insurance plans and a scaled back "millionaire's tax," as well as larger Medicare Advantage cuts. Washington experts believe that a deal between the House and Senate is likely by the end of the month.

A second legislative priority for President Obama and the Democratic-led Congress is job creation. The December employment report showed that the job market remained depressed last month. While the pace of layoffs has slowed in recent months, businesses still cut 85,000 net jobs in December. The unemployment rate was unchanged at 10.0 percent, but this was only because hundreds of thousands of frustrated workers stopped looking for jobs. Employers view the economic recovery as too weak and too fragile to begin hiring again on any large scale.

The Obama administration and Congress are both looking for policies that might help create jobs, seeking approaches that are less costly than the $787 billion stimulus bill passed last February and more narrowly targeted at creating jobs than bolstering overall economic activity. The House passed a hastily-assembled $154 billion jobs package before recessing in December. Senate Democrats recently began crafting a bill to encourage job creation, which aides said will likely focus on small business, infrastructure, "green energy" and the public sector. The Senate bill is likely to be more modest than the House version, with the goal of bringing the measure to the Senate floor in February. There is little appetite in the Senate for a jobs package as large as the House bill ($154 billion), much less the $787 billion stimulus bill passed last February.

The federal fiscal situation remains dismal. The budget deficit for the fiscal year ended September 30, 2009 was $1.42 trillion, nearly a trillion dollars greater than the year before ($455 billion) and the largest shortfall relative to the size of the economy since 1945. The shortfall for fiscal year 2009 translated to 10 percent of the economy, which compares to 3.2 percent in fiscal year 2008. Economists generally agree that annual deficits should not exceed 3 percent of GDP, which is the level that President Obama had vowed to reach by the end of his first term in 2013. But subsequent spending and tax cuts to stimulate the economy and lower-than-expected revenues, as the recession deepened before bottoming out, combined to push the administration's deficit forecast to 4.8 percent of GDP for fiscal year 2013. The Congressional Budget Office (CBO) has projected a deficit of nearly $1.4 billion for fiscal year 2010, which ends on September 30, little-improved from last year's colossal deficit, despite the rolling-off of several economic stimulus programs. Later in January, CBO will issue new budget projections for fiscal year 2010.

Fiscal year-to-date, the budget deficit has risen to $296.7 billion, a $15.9 billion increase from the two-month tally a year ago (see Exhibit P). The deterioration has come despite sharply reduced outlays to support the financial system compared to the same period a year ago. Receipts have dropped by -$40.7 billion, or -13.1 percent, with individual income taxes down -25.5 percent. Outlays have fallen by $24.8 billion, or -4.2 percent, largely due to a decline in spending related to the financial crisis, including TARP outlays.

Looking ahead, CBO estimates that the December 2009 deficit was $92 billion, about $40 billion more than the deficit recorded in December 2008. Adjusted to eliminate variation due to shifts in the timing of certain payments, the deficit was about $11 billion greater than it was last December. This is the second consecutive December that the federal government will record a budget deficit. Typically, that month yields a budget surplus because most corporations make quarterly income tax payments and withholding for individuals is relatively high due to year end bonuses and seasonal employment. CBO estimates that federal receipts in December fell by $18 billion, or -8 percent, relative to receipts in December 2008, with withholding for individual income and payroll taxes accounting for most of the total decline. Outlays were $22 billion, or 8 percent, higher than spending in the same month a year ago, primarily due to shifting of payments due to the calendar.

EQUITY INVESTMENT STRATEGY: MODEST STOCK RETURNS EXPECTED THIS YEAR

We have retained last year's title for the section for this year (i.e., "Modest Stock Returns Expected This Year"). We were "pleasantly surprised" by the strong performance of equities in 2009. After falling to a 17-month low point on March 9, stocks rallied mightily, with the Dow Jones Industrial Average finishing the year up +59 percent from its March low, its fastest climb since 1933. The broad S&P 500 Index ended 2009 up +65 percent from its trough, while the technology stock-heavy NASDAQ Composite had a +79 percent rebound.

As 2010 begins, the investment environment is much more attractive than it was last year. A year ago, we were in the midst of a deep global recession, corporate profits were falling, and the credit markets remained under pressure. As a result, investor psychology was extremely negative. We said then that we were sanguine regarding U.S. equity investing in 2009, arguing that there were "attractive opportunities available for those with the patience, discipline and persistence to pursue them," but, frankly, we were hopeful of generating even modest (positive) stock returns for the year. Now, the world economies have emerged from recession, company earnings are recovering, credit problems have largely been resolved, and investor psychology is ebullient rather than excessively negative. However, the stock market appears to already be discounting a lot of improvement in the economy and earnings, which is likely to be uneven. A worry now is whether expectations may be too high. Also, a major unknown is how the markets will do when the Fed begins to raise interest rates and siphon off some of the unprecedented amounts of cash it pumped into the financial markets to support the economy. In addition, hovering over the markets is the fear that the massive U.S. government deficit will lead to a steep decline in the dollar. Therefore, we are projecting only modest returns from equities, in general, in 2010.

That said, simply the improved economic and earnings backdrop may be enough to enable stock market performance to exceed our moderate expectations again in 2010. The current macroeconomic environment of global economic recovery, tame inflation, and accommodative monetary and fiscal policy is favorable for stocks. The U.S. economy is on the path to recovery, although we expect this recovery to be subpar. In the twelve months following a recession, GDP typically gains +6.5 percent. We are forecasting just a +2.4 percent growth for 2010 real GDP.

The earnings outlook is favorable, as well. Since last spring, the U.S. stock market has rallied in each earnings season as companies posted better-than-expected results. Exhibit Q shows that in third quarter 2009, 62 percent of the companies within the S&P 500 Index reported earnings above expectations and another 29 percent reported earnings in-line. The exhibit also shows that companies held in each of the Sit Investment Associates' three primary domestic growth equity strategies did better than their respective market benchmarks on earnings surprises and earnings growth. In addition, earnings revision trends have been very strongly positive (see Exhibit R).

Finally, in the fourth quarter 2009 earnings season, which is just underway, the nine-quarter earnings recession is expected to end. Operating earnings for the S&P 500 companies are projected to nearly triple on a year-to-year basis for the period, according to Thomson Reuters. That would mark the first time since second quarter 2007 that earnings were higher than the same quarter a year earlier. Moreover, fourth quarter 2009 profit gains are expected to come from growing revenues and not just cost cutting. Exhibit S shows year-over-year revenue growth expectations for the Dow Jones Industrial Average companies for 4Q09 and coming quarters.

Stock market valuations are up, but are not excessive. According to Bloomberg, L.P. data, the huge rally in the S&P 500 Index last year left the index trading at almost 25 times its companies' reported (trailing 12-month) operating earnings, the highest level since 2002. The index's price-to-earnings ratio falls to less than 15 times when compared with estimated profit over the next twelve months.

So far in 2010, the "January Barometer" portends a good year for the stock market. Historically, the first few trading days of January have been among the strongest for stock performance, and, if this strength carries through the rest of the month, stocks have often done well for the year. Conversely, if stocks are weak in January, they tend to do poorly for the year. The median gain for the year when the Dow Jones Industrial Average is up in January is +10.4 percent, while the median annual gain is only +0.3 percent when the market is down in the first month (see Exhibit T). This year, the Dow was up +1.8 percent in the first five days of January and is up +2.4 percent year to date through January 13.
The January Barometer has particular significance in years when the market's high point for the preceding year was reached in December, as it was in 2009. In the 82-year history of the S&P 500 Index, a year's high occurred in December twenty-five times. For the twenty-four cases excluding 2009, eighteen were followed by positive Januarys, and the average return for those years was +17.2 percent.

Recently, January was a weak month in both 2008 and 2009. For the full year, stocks had one of their worst years on record in 2008, but a great year in 2009, although the January 2009 decline was followed by a further -18 percent drop to a 12-year low in March before stocks soared over the course of the year.

On a technical basis, the U.S. stock market is currently overbought, as seen in the market being at or above the top end of the historical ranges for 6-month price momentum across all indexes (see Exhibit U).Therefore, in the near term, we would not be surprised if the stock market encounters a normal period of

"digestion," after its tremendous rally over the past ten months. We would use such a sell-off as an opportunity to increase portfolio positions in sectors and companies in which we have the most confidence.

We are maintaining a diversified and high quality portfolio. Our focus is on companies with sales growth, operating margin leverage, free cash flow, healthy balance sheets, low debt levels, proactive management teams and attractive valuations. All these characteristics should provide more visible earnings growth.

Sit Investment Associates' domestic equity holdings continue to be positioned with emphasis on the traditional growth sectors of technology and healthcare. We also continue to invest in the secular growth themes of energy, agricultural commodities and infrastructure. Exhibit V summarizes the sector weightings of Sit Investment Associates' three domestic growth equity strategies relative to their broad market benchmarks. The earnings growth and valuation metrics of these three portfolios are shown in Exhibit W.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

THE DOW JONES INDUSTRIAL AVERAGE WAS UP +18.8 PERCENT IN 2009, MARKING ITS BEST YEAR SINCE 2003



DJIA Recap | The market's downs and ups in 2009
New Treasury Secretary Timothy Geithner promises action, but a lack of details helped drive stocks down.
Treasury unveils its Public-Private Investment Program, a plan to take toxic assets off banks' balance sheets.
Stress tests are completed, relieving investors.
General Motors files for bankruptcy.
July earnings: 73% of S&P 500 companies beat estimates.
Credit worries in Dubai hurt foreign markets, but domestic markets quickly recover.
11000
10000
9000
8000
7000
6000
Monthly change
-8.8% -11.7% +7.7% +7.3% +4.1% -0.6% +8.6% +3.5% +2.3% 0.0% +6.5% +2.0%
Jan. Feb. March April May June July Aug. Sept. Oct. Nov. Dec. (to date)
Source: WSJ Market Data Group

SOURCE: THE WALL STREET JOURNAL, DECEMBER 31, 2009

G:\Support\Exhibits\E-12/09

Exhibit B

■ Sit Investment Associates ■

Securities Markets

Equities	12/31/09	11/30/09	09/30/09	06/30/09	12/30/08	One Month	Three Months	Six Months	12 Months
Dow Jones Industrials	10428.05	10344.84	9712.28	8447.00	8776.39	+0.8%	+7.4%	+23.5%	+18.8%
S&P 500	1115.10	1095.63	1057.08	9.32	903.25	+1.8	+5.5	+21.3	+23.5
NASDAQ OTC Composite	2269.15	2144.60	2122.42	1835.04	1577.03	+5.8	+6.9	+23.7	+43.9
Fixed Income									
U.S. Treasury									
2-Year Notes	1.14	0.66	0.95	1.11	0.76	+48 b.p.	+19 b.p.	+3 b.p.	+38 b.p.
5-Year Notes	2.68	2.00	2.31	2.56	1.55	+68	+37	+12	+113
10-Year Notes	3.84	3.20	3.31	3.53	2.21	+64	+53	+31	+163
30-Year Bonds	4.64	4.19	4.05	4.33	2.68	+45	+59	+31	+196
AA Industrial									
Intermediate Maturity	4.59	4.05	4.26	4.93	5.46	+54	+33	-34	-87
Long Maturity	5.59	5.25	5.30	5.93	5.92	+34	+29	-34	-33
Mortgages									
Current Coupon GNMA (4.50%)	4.52	3.95	4.25	4.58	4.05	+57	+27	-6	+47
Municipals									
Bond Buyer 40-Bond Index	5.40	5.43	4.97	5.41	5.89	-3	+43	-1	-49
Short Term									
Fed Funds	0.10	0.12	0.12	0.19	0.10	-2	-2	-9	--
Primary Discount Rate *	0.50	0.50	0.50	0.50	0.50	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.05	0.05	0.11	0.18	0.08	--	-6	-13	-3

* Primary Credit Discount Rate; effective 1/9/03.

E-12/09 103108
PP-107T.DOC

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2007 to December 31, 2008			December 31, 2008 to December 31, 2009			September 30, 2009 to December 31, 2009			November 30, 2009 to December 31, 2009		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	-47.5	-49.9	-42.8	52.8	54.6	32.7	7.1	7.2	3.3	4.2	7.5	9.3
Quintile 2	-39.1	-38.9	-37.8	40.1	39.8	34.7	5.0	4.8	3.8	2.2	4.9	8.2
Quintile 3	-40.2	-42.9	-29.8	27.3	38.8	31.5	7.2	4.7	5.0	2.3	5.1	7.7
Quintile 4	-34.0	-37.2	-31.5	10.2	35.4	23.7	3.3	6.7	2.9	-1.1	5.4	8.2
Quintile 5 (Lowest)	-24.3	-35.7	-25.4	21.3	33.1	12.4	8.2	7.2	5.4	3.3	5.4	6.4
BETA SECTORS												
Quintile 1 (Highest)	-57.9	-53.0	-43.8	51.7	77.0	68.8	5.2	4.7	4.9	-0.3	6.7	10.1
Quintile 2	-49.2	-46.4	-37.3	35.9	53.6	34.0	5.4	5.4	3.5	3.2	6.5	8.5
Quintile 3	-39.4	-39.8	-34.7	37.2	43.4	30.6	9.1	6.5	4.5	4.4	6.2	7.6
Quintile 4	-25.6	-39.1	-28.0	25.4	35.4	17.9	9.3	7.0	3.4	3.5	6.0	7.3
Quintile 5 (Lowest)	-26.3	-31.7	-27.9	9.8	17.2	10.9	6.4	6.0	3.2	-0.5	3.5	6.9
MARKET CAP												
Quintile 1 (Highest)	-32.7	-39.0	-25.4	6.4	25.5	6.8	12.1	4.7	4.7	-0.4	3.1	5.4
Quintile 2	-33.1	-45.0	-35.1	30.1	31.0	18.3	6.3	6.2	6.0	0.3	5.1	8.8
Quintile 3	-39.5	-42.2	-32.6	19.5	40.3	29.7	8.0	6.7	5.4	1.6	7.3	9.0
Quintile 4	-38.5	-41.0	-35.1	34.0	36.7	37.0	6.1	6.8	3.8	2.8	5.8	8.8
Quintile 5 (Lowest)	-41.6	-40.5	-40.1	46.2	70.9	45.4	7.1	5.2	-0.5	5.4	7.2	8.2
P/E SECTORS												
Quintile 1 (Highest)	-45.2	-45.8	-37.2	40.5	38.5	20.5	9.9	6.2	4.1	2.8	7.1	7.5
Quintile 2	-28.6	-32.8	-32.4	7.7	27.6	10.4	6.7	7.4	4.4	0.1	5.6	6.9
Quintile 3	-35.7	-35.5	-26.4	19.1	30.4	20.8	8.3	5.0	4.2	0.6	4.5	7.5
Quintile 4	-34.4	-40.6	-28.6	30.6	39.5	34.0	6.6	6.3	5.5	3.4	5.4	7.8
Quintile 5 (Lowest)	-34.6	-50.0	-39.7	36.0	68.1	57.0	8.2	4.4	1.2	2.6	5.9	10.6
No Earnings	-79.0	-55.3	-43.9	12.2	23.5	1.4	-3.5	5.7	0.4	8.9	8.7	7.0
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	-38.8	-35.6	-34.6	15.5	30.1	26.4	6.7	9.4	5.2	2.1	6.6	6.4
Quintile 2	-25.7	-36.8	-16.8	20.2	35.1	6.6	6.7	6.5	5.3	1.0	4.6	5.9
Quintile 3	-31.7	-39.1	-26.3	18.6	30.4	5.9	4.0	6.3	3.2	-0.4	4.0	5.8
Quintile 4	-44.6	-47.2	-24.6	24.9	30.7	10.5	5.5	1.5	5.0	1.2	2.7	6.6
Quintile 5 (Lowest)	-43.9	-47.4	-39.3	28.9	32.2	11.7	6.5	6.6	1.8	3.8	4.2	7.1
UNIVERSE	-36.9	-41.5	-33.8	26.6	40.5	27.1	8.0	5.9	3.9	1.9	5.7	8.0

*Dividend Yield Sector Returns exclude non-dividend payers

Source: FactSet Research Systems, December 31, 2009

Exhibit D

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2007 Return	Year 2007 Rank	Year 2008 Return	Year 2008 Rank	Year 2009 Return	Year 2009 Rank	December 2009 Return	December 2009 Rank
NON-ENERGY MINERALS	**1.5**	**25.6 ***	**3**	**-52.6**	**17**	**49.0 ***	**4**	**4.6 ***	**10**
PRODUCER MANUFACTURING	7.4	16.9 *	7	-44.8	14	25.0	11	1.8	14
ELECTRONIC TECHNOLOGY	**11.2**	**14.4 ***	**9**	**-44.6**	**13**	**65.9 ***	**1**	**6.9 ***	**1**
CONSUMER DURABLES	**1.5**	**-15.4**	**17**	**-49.7**	**15**	**50.0 ***	**3**	**5.9 ***	**4**
ENERGY MINERALS	8.6	32.7 *	2	-29.6 *	5	10.5	18	-0.7	18
PROCESS INDUSTRIES	**3.1**	**25.5 ***	**4**	**-41.7**	**11**	**46.4 ***	**5**	**2.0**	**13**
HEALTH TECHNOLOGY	10.1	5.9 *	12	-18.5 *	2	17.1	14	2.2	12
CONSUMER NON-DURABLES	8.1	13.8 *	10	-18.2 *	1	20.7	13	0.7	16
INDUSTRIAL SERVICES	2.5	36.5 *	1	-54.4	18	45.8 *	6	3.6 *	11
COMMERCIAL SERVICES	1.5	-12.0	16	-40.2	10	29.0 *	10	6.3 *	2
TECHNOLOGY SERVICES	**7.0**	**18.0 ***	**5**	**-40.1**	**9**	**57.5 ***	**2**	**5.9 ***	**5**
HEALTH SERVICES	2.6	15.7 *	8	-42.0	12	35.9 *	8	5.2 *	8
CONSUMER SERVICES	5.2	-6.9	14	-37.6	8	37.7 *	7	5.9 *	3
RETAIL TRADE	5.9	-8.4	15	-25.1 *	4	33.2 *	9	1.3	15
TRANSPORTATION	2.1	-1.1	13	-21.0 *	3	21.0	12	4.7 *	9
UTILITIES	4.2	17.1 *	6	-30.5 *	6	13.8	17	5.7 *	6
FINANCE	14.7	-17.5	18	-49.8	16	14.2	15	-0.3	17
COMMUNICATIONS	3.0	9.6 *	11	-33.8 *	7	14.2	16	5.4 *	7
UNIVERSE (RUSSELL 3000)	100.0	5.2		-37.3		28.2		2.8	
Groups Outperforming (cap weighted) to Total Groups		12/18		7/18		10/18		11/18	

* Group Outperformed

Source: FactSet Research Systems

G:\Support\Exhibits\E-12/09

Exhibit E

■ Sit Investment Associates ■

World Equity Market Rankings

The United States Ranked 27th Out of 33 World Equity Markets
Year-to-Date Through December 31, 2009

PERFORMANCE IN U.S. DOLLARS				
	DJ Global, Indexes, US$	Change from 12/31/2008		12/31/2009 Country
Country	on 12/31/09	points	percent	Rank
Australia	389.72	160.81	70.25%	9
Austria	253.88	93.31	58.11%	13
Belgium	323.63	110.61	51.93%	16
Brazil	1789.48	1004.17	127.87%	2
Canada	433.88	155.28	55.73%	15
Chile	515.57	242.55	88.84%	4
Denmark	435.07	127.29	41.36%	20
Finland	843.12	110.22	15.04%	32
France	285.99	63.12	28.32%	26
Germany	264.95	50.73	23.68%	29
Greece	157.62	31.62	25.09%	28
Hong Kong	420.76	167.41	66.08%	10
Indonesia	152.08	85.77	129.34%	1
Ireland	216.92	49.81	29.81%	25
Italy	165.97	30.62	22.62%	31
Japan	80.64	3.06	3.95%	33
Malaysia	186.93	59.68	46.90%	18
Mexico	495.89	161.33	48.22%	17
Netherlands	281.68	82.82	41.65%	19
New Zealand	173.94	49.24	39.49%	21
Norway	343.97	168.50	96.03%	3
Philippines	166.00	68.55	70.35%	8
Portugal	210.57	54.41	34.84%	23
Singapore	266.28	112.21	72.83%	6
South Africa	320.66	115.05	55.96%	14
South Korea	236.74	93.86	65.69%	11
Spain	374.63	92.58	32.82%	24
Sweden	410.66	159.82	63.71%	12
Switzerland	514.17	97.29	23.34%	30
Taiwan	158.68	71.55	82.12%	5
Thailand	97.16	40.55	71.64%	7
United Kingdom	198.14	55.70	39.11%	22
United States	276.57	56.91	25.91%	27 ←
COMPOSITE INDICES				
Latin America	782.87	399.64	104.28%	
Western Europe	264.24	65.52	32.97%	
Asia/Pacific	123.05	29.46	31.48%	
World (ex U.S.)	201.09	54.33	37.02%	

Source: FactSet Research Systems, December 31, 2009

Exhibit F

■ Sit Investment Associates ■



Nominal Major Currencies Dollar Index
December 31, 2009
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
73.98
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Country or Region Weights (5/1/09): Euro Area: 17.7% Canada: 15.2% Japan: 8.7% U.K.: 4.3% Switzerland: 1.4% Australia: 1.2% Sweden: 1.0%

Currency Appreciation (Y-T-D through 12/31/09): Euro Area: 3.0% Canada: 17.0% Japan: -2.5% U.K.: 10.6% Switzerland: 3.0% Australia: 28.6% Sweden: 10.1%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

Exhibit G

■ Sit Investment Associates ■

Year - Over - Year Changes in Real GDP Components[1]

2Q06 – 1Q09 Revised July 31, 2009

	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008	1st Qtr. 2009	2nd Qtr. 2009	3rd Qtr. 2009
Personal Consumption Expend.	2.6%	2.5%	3.3%	3.1%	2.8%	2.7%	2.0%	0.9%	0.6%	-0.7%	-1.8%	-1.5%	-1.7%	-0.2%
Non-Residential Fixed Invest.	8.2	7.8	7.8	4.5	5.5	6.8	7.9	7.3	4.8	0.9	-6.0	-17.4	-19.7	-19.6
Residential Investment	-4.5	-11.0	-15.7	-18.5	-17.5	-17.9	-20.5	-23.5	-24.2	-22.6	-21.0	-23.9	-25.6	-18.9
Inventory Change (2)	++	++	--	--	--	--	--	--	--	--	--	--	--	--
Net Exports (3)	-3.3	-4.9	6.8	3.8	6.8	15.6	18.8	21.8	30.3	24.9	16.5	29.8	30.6	25.4
Exports	8.3	8.5	10.2	7.0	6.6	11.0	10.2	9.3	11.0	5.4	-3.4	-11.6	-15.0	-10.7
Imports	6.6	7.2	4.1	3.3	2.0	1.7	0.9	-0.8	-1.9	-3.3	-6.8	-16.2	-18.5	-14.0
Government Spending	1.6	0.8	1.5	0.5	1.5	2.3	2.5	3.1	2.9	3.2	3.1	1.7	2.5	1.9
Total Real GDP	3.0%	2.2%	2.4%	1.4%	1.9%	2.7%	2.5%	2.0%	1.6%	0.0%	-1.9%	-3.3%	-3.8%	-2.6%
Memo														
Total GDP Less Housing and Autos	3.9	3.5	3.6	2.7	3.0	4.0	3.9	3.6	3.3	1.6	-0.3	-2.0	-2.7	-2.1
Pers. Cons. Exp. Plus Res. Invs.	2.1	1.4	1.8	1.4	1.3	1.2	0.5	-0.6	-0.9	-2.0	-2.8	-2.6	-2.9	-1.0
After-tax Corporate Profits	12.4	10.5	2.2	-5.6	-0.2	-3.7	1.7	1.5	-4.9	-3.5	-38.2	-24.8	-19.2	-7.7

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, December 22, 2009

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

ISM (FORMERLY NAPM) MANUFACTURING SERIES CONTINUES TO REBOUND



ISM Index
Prices Paid
Expansion
Contraction
Index Level
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
55.9
61.5
Dec-85
Jun-86
Dec-86
Jun-87
Dec-87
Jun-88
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Monthly Data through January 4, 2010

SOURCE: DATA RESOURCES, INC., JANUARY 4, 2010

Exhibit I

■ Sit Investment Associates ■

Broad-Based Inflation Measures Impacted by Energy



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +1.7%
All: +1.8%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +2.4%
Core: +1.2%
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Source: Bureau of Labor Statistics and Bloomberg, November 2009

Exhibit J

■ Sit Investment Associates ■

Economic Assumptions

	2008				2009				2010			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1QE	2QE	3QE	4QE
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-0.7	1.5	-2.7	-5.4	-6.4	-0.7	2.2	3.0	3.0	2.5	2.0	2.0
S&P 500 Reported Profits (Year-over-Year)	-27.1	-41.2	-35.8	-397.3	-51.6	5.1	51.7E	157.9	98.5	-0.2	-5.4	-1.7
Consumer Price Index (Year-over-Year)	4.1	4.4	5.3	1.6	0.0	-1.1	-1.6	1.6	2.6	2.3	2.4	2.8
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.9	5.4	6.1	6.9	8.1	9.2	9.6	10.1	10.2	10.5	10.2	10.1
Prime Rate	6.2	5.1	5.0	4.1	3.3	3.3	3.3	3.3	3.3	3.3	3.5	4.0
13-week Treasury Bills-Disc.	2.1	1.6	1.5	0.3	0.2	0.2	0.2	0.1	0.4	0.7	1.0	1.3
10-year Treasury Bonds-Yield	3.7	3.9	3.8	3.2	2.7	3.3	3.5	3.4	3.6	4.1	4.4	4.5

Source: Sit Investment Associates, Inc., January 12, 2010

Exhibit K

■ Sit Investment Associates ■

December 16, 2009 FOMC Statement

FEDERAL RESERVE press release

Release Date: December 16, 2009

For immediate release

Information received since the Federal Open Market Committee met in November suggests that economic activity has continued to pick up and that the deterioration in the labor market is abating. The housing sector has shown some signs of improvement over recent months. Household spending appears to be expanding at a moderate rate, though it remains constrained by a weak labor market, modest income growth, lower housing wealth, and tight credit. Businesses are still cutting back on fixed investment, though at a slower pace, and remain reluctant to add to payrolls; they continue to make progress in bringing inventory stocks into better alignment with sales. Financial market conditions have become more supportive of economic growth. Although economic activity is likely to remain weak for a time, the Committee anticipates that policy actions to stabilize financial markets and institutions, fiscal and monetary stimulus, and market forces will contribute to a strengthening of economic growth and a gradual return to higher levels of resource utilization in a context of price stability.

With substantial resource slack likely to continue to dampen cost pressures and with longer-term inflation expectations stable, the Committee expects that inflation will remain subdued for some time.

The Committee will maintain the target range for the federal funds rate at 0 to 1/4 percent and continues to anticipate that economic conditions, including low rates of resource utilization, subdued inflation trends, and stable inflation expectations, are likely to warrant exceptionally low levels of the federal funds rate for an extended period. To provide support to mortgage lending and housing markets and to improve overall conditions in private credit markets, the Federal Reserve is in the process of purchasing $1.25 trillion of agency mortgage-backed securities and about $175 billion of agency debt. In order to promote a smooth transition in markets, the Committee is gradually slowing the pace of these purchases, and it anticipates that these transactions will be executed by the end of the first quarter of 2010. The Committee will continue to evaluate the timing and overall amounts of its purchases of securities in light of the evolving economic outlook and conditions in financial markets.

In light of ongoing improvements in the functioning of financial markets, the Committee and the Board of Governors anticipate that most of the Federal Reserve's special liquidity facilities will expire on February 1, 2010, consistent with the Federal Reserve's announcement of June 25, 2009. These facilities include the Asset-Backed Commercial Paper Money Market Mutual Fund Liquidity Facility, the Commercial Paper Funding Facility, the Primary Dealer Credit Facility, and the Term Securities Lending Facility. The Federal Reserve will also be working with its central bank counterparties to close its temporary liquidity swap arrangements by February 1. The Federal Reserve expects that amounts provided under the Term Auction Facility will continue to be scaled back in early 2010. The anticipated expiration dates for the Term Asset-Backed Securities Loan Facility remain set at June 30, 2010, for loans backed by new-issue commercial mortgage-backed securities and March 31, 2010, for loans backed by all other types of collateral. The Federal Reserve is prepared to modify these plans if necessary to support financial stability and economic growth.

Voting for the FOMC monetary policy action were: Ben S. Bernanke, Chairman; William C. Dudley, Vice Chairman; Elizabeth A. Duke; Charles L. Evans; Donald L. Kohn; Jeffrey M. Lacker; Dennis P. Lockhart; Daniel K. Tarullo; Kevin M. Warsh; and Janet L. Yellen.

Source: Federal Reserve Board, December 16, 2009

Exhibit L

■ Sit Investment Associates ■

Underperforming Fixed Income Sectors in 2008 Outperformed in 2009

Barclays Capital Index	YTD 2008	YTD 2009	Cumulative 2-Year	Cumulative 2-Year Annualized
Aggregate	5.2%	5.9%	11.5%	5.6%
Treasury	13.7%	-3.6%	9.7%	4.7%
Agency	9.1%	2.0%	11.2%	5.5%
Corporate	-4.9%	18.7%	12.8%	6.2%
CMBS	-20.5%	28.5%	2.1%	1.0%
Asset-Backed	-12.7%	24.7%	8.9%	4.3%
MBS Fixed Rate	8.5%	5.8%	14.8%	7.1%
5-Year Treasury	14.0%	-1.4%	12.4%	6.0%

Barclays Capital Index	YTD 2008	YTD 2009	Cumulative 2-Year	Cumulative 2-Year Annualized
Municipal	-2.5%	12.9%	10.1%	4.9%
5-Year Municipal	5.8%	7.4%	13.6%	6.6%
Long (22+ Years)	-14.7%	23.4%	5.3%	2.6%
Revenue	-6.3%	16.6%	9.2%	4.5%
Electric	-2.0%	13.3%	11.0%	5.3%
Hospital	-12.3%	23.1%	7.9%	3.9%
Housing	-11.0%	23.3%	9.8%	4.8%
IDR/PCR	-23.5%	37.0%	4.8%	2.4%
Transportation	-5.3%	15.7%	9.6%	4.7%
Education	-1.5%	12.8%	11.0%	5.4%
Water/Sewer	-0.9%	12.5%	11.6%	5.6%
Resource Recovery	-1.4%	11.4%	9.9%	4.8%
Leasing	-1.3%	11.5%	10.1%	4.9%
Special Tax	-2.8%	13.5%	10.3%	5.0%
General Obligation	1.5%	9.8%	11.5%	5.6%
Prerefunded	6.8%	4.7%	11.8%	5.8%
Insured	-3.0%	12.9%	9.5%	4.6%
Muni AAA	1.6%	9.1%	10.8%	5.3%
Muni AA	-0.8%	11.7%	10.9%	5.3%
Muni A	-6.0%	15.9%	9.0%	4.4%
Muni BBB	-21.3%	26.1%	-0.8%	-0.4%

Source: Barclays Capital Index

Exhibit M

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From December 31, 2009

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	-3.5%	4.00%	-4.3%	5.00%	-1.3%
Present YTM 1.14%	Most Likely	2.00	-1.1	3.00	-2.4	4.50	-1.0
	Optimistic	0.50	1.8	2.25	-1.0	3.00	-0.0
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	4.00	-4.6	4.75	-6.4	5.50	-1.3
Present 2.68%	Most Likely	3.25	-1.3	3.75	-2.1	4.75	-0.3
	Optimistic	1.50	7.0	2.75	2.4	3.50	1.5
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	4.75	-5.3	5.25	-7.0	6.00	-1.3
Present 3.84%	Most Likely	4.50	-3.3	4.75	-3.3	5.25	0.4
	Optimistic	2.25	16.1	3.75	4.6	4.00	3.5
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-10.2	6.00	-14.1	6.50	-3.3
Present YTM 4.64%	Most Likely	5.00	-3.2	5.50	-7.9	5.50	0.7
	Optimistic	3.50	23.4	4.50	7.0	4.50	5.4

Source: Sit Investment Associates, Inc.

Exhibit N

■ Sit Investment Associates ■

Tax-Exempt Municipal Relative Yield Ratios Have Returned to Normal Ranges

As of December 31, 2009



5Y AAA/Treasury Curve
220
200
180
160
140
120
100
80
60
1990
1995
2000
2005

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
—	Left	5Y AAA/Treasury Curve	58.516	58.516	12/31/2009	220.228	12/16/2008	77.633	11.284	1.572



10Y AAA/Treasury Curve
180
160
140
120
100
80
1990
1995
2000
2005

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
—	Left	10Y AAA/Treasury Curve	78.120	69.008	05/08/1985	186.383	12/18/2008	81.876	9.016	1.035



30Y AAA/Treasury Curve
200
180
160
140
120
100
80
1990
1995
2000
2005

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
—	Left	30Y AAA/Treasury Curve	89.458	77.367	05/17/1985	208.540	12/18/2008	90.085	11.224	0.902

Source: Barclays Capital Live, January 4, 2010

Exhibit O

■ Sit Investment Associates ■

Credit Spreads Have Narrowed In the Municipal Market

As of January 4, 2010



10-Year Municipal Baa and A to Aaa Spreads
Percentage X 100
0
0.5
1
1.5
2
2.5
3
1996
1998
2000
2002
2004
2006
2008

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
	Right	Baa-Aaa	1.745	0.268	05/13/2005	2.860	01/09/2009	0.714	0.473	0.077
	Left	A-Aaa	0.756	0.050	09/09/2005	1.078	03/31/2009	0.214	0.214	0.027



10-Year Municipal Baa and A yields
Yield %
3.5
4
4.5
5
5.5
6
6.5
7
1996
1998
2000
2002
2004
2006
2008

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
	Left	10 Year A Bond Index Yield	3.945	3.222	03/12/2004	6.529	11/15/1994	4.546	0.671	0.164
	Left	10 Year Baa Bond Index Yield	4.934	3.772	03/12/2004	7.127	12/12/2008	5.044	0.704	0.162

Source: Barclays Capital Live, January 4, 2010

EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

2010 FEDERAL BUDGET DEFICIT TRENDS COMPARED TO 2009

	RECEIPTS			OUTLAYS			SURPLUS/DEFICIT		
	FY2009	FY2010	Diff	FY2009	FY2010	Diff	FY2009	FY20`0	Diff
OCTOBER	$164.8	$135.3	$(29.5)	$320.4	$311.7	$(8.7)	$(155.5)	$(176.4)	$(20.8)
NOVEMBER	144.8	133.6	(11.2)	270.0	253.9	(16.1)	(125.2)	(120.3)	4.9
DECEMBER	237.8			289.6			(51.8)		
JANUARY	226.1			289.6			(63.5)		
FEBRUARY	87.3			281.2			(193.9)		
MARCH	129.0			320.5			(191.6)		
APRIL	266.2			287.1			(20.9)		
MAY	117.2			306.9			(189.7)		
JUNE	215.4			309.7			(94.3)		
JULY	151.5			332.2			(180.7)		
AUGUST	145.5			249.1			(103.6)		
SEPTEMBER	218.9			264.1			(45.2)		
FY TO DATE (2 MONTHS)	$309.6	$268.9	$(40.7)	$590.4	$565.6	$(24.8)	$(280.7)	$(296.7)	$(15.9)

SOURCE: TREASURY BULLETIN AND ISI GROUP, DECEMBER 10, 2009

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

EARNINGS TRENDS

THIRD QUARTER 2009

DATA THROUGH 12/31/09; APPROXIMATELY 99% OF S&P 500 COMPANIES HAD REPORTED


Earnings Surprises- S&P 500 *
Negative
9%
In-Line
29%
Positive
62%

Median Year-Over-Year EPS Growth=**-5.0%**


Earnings Surprises- SIA Large Cap *
Negative
8%
In-Line
28%
Positive
64%

Median Year-Over-Year EPS Growth=**-5.4%**


Earnings Surprises- S&P Midcap *
Negative
14%
Positive
51%
In-Line
35%

Median Year-Over-Year EPS Growth=**-11.0%**


Earnings Surprises- SIA Mid Cap *
Negative
9%
In-Line
30%
Positive
61%

Median Year-Over-Year EPS Growth=**-5.4%**


Earnings Surprises- Russell 2000 *
Negative
21%
Positive
46%
In-Line
33%

Median Year-Over-Year EPS Growth=**-11.1%**


Earnings Surprises- SIA Small Cap *
Negative
10%
Positive
53%
In-Line
37%

Median Year-Over-Year EPS Growth=**-3.4%**

* Earnings surprises defined as earnings reports more than one standard deviation from consensus mean estimate two months prior to company report date (to reflect pre-announcements)

SOURCE: FACTSET RESEARCH SYSTEMS, JANUARY 4, 2010

Exhibit R

■ Sit Investment Associates ■

Earnings Revision Trends
SIA Large Cap Portfolio vs. S&P 500

(12/98 thru 12/09)



SIA Large Cap Portfolio
Ratio Of Upward to Downward Earnings Revisions
3-Month Moving Average
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
12/98
03/99
06/99
09/99
12/99
03/00
06/00
09/00
12/00
03/01
06/01
09/01
12/01
03/02
06/02
09/02
12/02
03/03
06/03
09/03
12/03
03/04
06/04
09/04
12/04
03/05
06/05
09/05
12/05
03/06
06/06
09/06
12/06
03/07
06/07
09/07
12/07
03/08
06/08
09/08
12/08
03/09
06/09
09/09
12/09



S&P 500
Ratio Of Upward to Downward Earnings Revisions
3-Month Moving Average
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
12/98
03/99
06/99
09/99
12/99
03/00
06/00
09/00
12/00
03/01
06/01
09/01
12/01
03/02
06/02
09/02
12/02
03/03
06/03
09/03
12/03
03/04
06/04
09/04
12/04
03/05
06/05
09/05
12/05
03/06
06/06
09/06
12/06
03/07
06/07
09/07
12/07
03/08
06/08
09/08
12/08
03/09
06/09
09/09
12/09

Source: FactSet Research Systems

Exhibit S

■ Sit Investment Associates ■

Earnings Are Expected to Rebound Beginning in the Fourth Quarter, With Revenues Also Growing



Great Expectations
Revenue change from year-ago quarter for Dow Jones Industrial Average companies
1Q 2009
2Q
3Q
-7.1%
-10.4
-6.4
7.6%
11.9
11.6
10.5
4Q
1Q 2010
2Q
3Q
estimates
Source: BNY Convergex Group

Source: The Wall Street Journal, January 11, 2010

Exhibit T

■ Sit Investment Associates ■

As January Goes, So Often Goes the Stock Market for the Year


The New York Stock Exchange on Thursday
A Bellwether Month
Dow's January performance often sets the tone for the entire year.
Dow in January
Median gain for the year
UP
+10.4%
DOWN
+0.3%
Note: 1900 to 2009
Source: Ned Davis Research

Source: The Wall Street Journal, January 4, 2010

Exhibit U

■ Sit Investment Associates ■

Large, Medium, and Small Cap 6-Month Price Momentum

Data through December 31, 2009


S&P 500 6-Month Price Momentum
October: 18.7% November: 19.2% December: 21.3%
% Change
40 30 20 10 0 -10 -20 -30 -40 -50
83 85 87 89 91 93 95 97 99 01 03 05 07 09


Russell Midcap 6-Month Price Momentum
October: 19.6% November: 20.2% December: 26.6%
% Change
50 40 30 20 10 0 -10 -20 -30 -40 -50
83 85 87 89 91 93 95 97 99 01 03 05 07 09


Russell 2000 6-Month Price Momentum
October: 15.4% November: 15.6% December: 23.0%
% Change
50 40 30 20 10 0 -10 -20 -30 -40 -50
83 85 87 89 91 93 95 97 99 01 03 05 07 09


NASDAQ OTC 6-Month Price Momentum
October: 19.1% November: 20.9% December: 23.7%
% Change
80 60 40 20 0 -20 -40 -60
85 87 89 91 93 95 97 99 01 03 05 07 09

Source: FactSet Research Systems and Sit Investment Associates, Inc.

Exhibit V

■ Sit Investment Associates ■

SIA Domestic Growth Equity Weighting Strategies vs. Benchmarks
Data as of December 31, 2009

	Large Cap Growth Strategy			Mid Cap Growth Strategy			Small Cap Growth Strategy		
ECONOMIC SECTOR	% FactSet LTGR	S&P500 Weight	SIA Weight + / -	% FactSet LTGR	S&P Midcap Weight	SIA Weight + / -	% FactSet LTGR	Russell 2000 Weight	SIA Weight + / -
Non-Energy Minerals	8.5	1.3	0	7.0	2.6	-	13.8	2.1	0
Producer Manufacturing	11.3	7.3	0	13.5	9.4	0	15.0	8.0	-
Electronic Technology	13.0	11.7	++	13.5	6.5	++	17.7	9.4	++
Consumer Durables	10.0	1.1	0	12.0	3.9	-	12.0	3.0	0
Energy Minerals	8.7	9.5	0	9.5	3.5	+	12.0	2.7	+
Process Industries	9.2	2.7	0	9.9	4.4	++	13.0	3.8	0
Health Technology	11.9	10.6	0	13.6	7.0	++	19.5	9.6	++
Consumer Non-Durables	8.8	9.0	0	11.6	4.4	-	13.2	4.3	-
Industrial Services	15.0	2.3	+	13.7	4.2	0	13.6	3.1	++
Commercial Services	10.9	1.0	0	12.4	4.9	--	15.0	4.7	--
Technology Services	12.2	7.3	+	14.2	7.0	++	16.5	7.9	++
Health Services	11.5	2.3	0	12.6	4.5	0	15.6	4.5	0
Consumer Services	11.7	4.7	0	15.3	4.1	0	15.0	5.0	-
Retail Trade	12.5	6.0	0	13.4	6.3	0	14.3	5.1	-
Transportation	12.6	2.1	0	13.7	2.1	0	13.0	2.6	0
Utilities	5.6	4.0	--	5.8	6.6	--	6.0	3.5	-
Finance	9.7	13.8	--	7.7	18.3	--	9.0	19.6	--
Communications	4.3	3.2	0	10.0	0.4	+	12.3	1.1	+
BENCHMARK AVG/TOTAL	10.7	100.0		11.8	100.0		14.3	100.0	

Source: FactSet Research Systems

Exhibit W

■ Sit Investment Associates ■

Equity Characteristics

December 31, 2009

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2009 Projected Gain	-1.2%	-5.7%	+11.0%	+0.1%	+7.4%	199.1%	4.6%
2010 Projected Gain	+22.0%	+22.8%	+26.0%	+18.4%	+16.7%	2.2%	1.4%
5-Year Projected Growth	+13.2%	+14.7%	+15.7%	+10.6%	+12.1%	8.0%	8.0%
Dividend Yield							
Equities Only	+1.5%	+0.7%	+0.5%	+2.5%	+1.6%	2.0%	2.0%
Total Fund	+1.4%	+0.7%	+0.5%	+2.5%	+1.6%	2.0%	2.0%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.7%	+15.4%	+16.2%	+13.2%	+13.7%	10.0%	10.0%
Wtd Avg Price/Earnings Ratio [2]							
2009 Calendar P/E	20.0x	23.7x	28.1x	16.9x	23.3x	25.1x	21.5x
2010 Calendar P/E	16.5x	18.8x	20.9x	14.3x	19.8x	24.5x	21.2x
Median Price/Earnings Ratio [2]							
2009 Calendar P/E	17.4x	20.2x	20.9x	15.8x	17.9x	N/A	16.8x
2010 Calendar P/E	14.8x	17.0x	17.4x	14.2x	15.8x	N/A	14.9x
Average P/E-to-5-Year Earnings Growth Ratio							
2009 Calendar PEG	1.5x	1.6x	1.8x	1.6x	1.9x	3.1x	2.7x
2010 Calendar PEG	1.2x	1.3x	1.3x	1.3x	1.6x	3.1x	2.7x
Wtd Avg Mkt Cap ($ Million)	$71,190	$11,834	$3,209	$64,308	$77,618	$81,105	$81,105

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis
Median P/E is calculated using bottom up earnings estimates from First Call

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.